UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2016

FORM HOLDINGS CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-34785	20-4988129
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

780 Third Avenue, 12th Floor, New York, NY 10017

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (646) 525-4319

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into Material Definitive Agreement.

Amendment to Merger Agreement

As previously announced, on August 8, 2016, FORM Holdings Corp., a Delaware corporation (“FORM”), FHXMS, LLC, a Delaware limited liability company and wholly-owned subsidiary of FORM (“Merger Sub”), XpresSpa Holdings, LLC, a Delaware limited liability company (“XpresSpa”), the unitholders of XpresSpa who are parties thereto (the “Unitholders”) and Mistral XH Representative, LLC, as representative of the Unitholders (the “Representative”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into XpresSpa, with XpresSpa being the surviving entity and a wholly-owned subsidiary of FORM (the “Surviving Entity”) and the Unitholders becoming stockholders of FORM (the “Merger”). Upon completion of the Merger, (i) the then-outstanding common units of XpresSpa (other than those held by FORM and its subsidiaries, which will be cancelled without any consideration) and (ii) the then-outstanding preferred units of XpresSpa (other than those held by FORM and its subsidiaries, which will be cancelled without any consideration) will be cancelled and automatically converted into the right to receive an aggregate of:

(a)	2,500,000 shares of FORM common stock, par value $0.01 per share (“FORM Common Stock”),

(b)	494,792 shares of newly designated Series D Convertible Preferred Stock, par value $0.01 per share, of FORM (“FORM Preferred Stock”) with an aggregate initial liquidation preference of $23,750,000, accruing dividends at 9% per annum and are initially convertible into 3,958,336 shares of FORM Common Stock, and

(c)	five-year warrants to purchase an aggregate of 2,500,000 shares of FORM Common Stock, at an exercise price of $3.00 per share, in each case, subject to adjustment in the event of a stock split, dividend or similar events.

On September 8, 2016, the Company, Merger Sub, XpresSpa and the Representative entered into Amendment No. 1 to the Merger Agreement (the “Amendment”), which clarifies the stockholder approval threshold required for approval of the Merger Agreement by the Company’s stockholders.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 2.1 and incorporated herein by reference. The Amendment has been incorporated herein by reference to provide information regarding its terms.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

2.1	Amendment No. 1 to Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated September 8, 2016.

Important Additional Information Will Be Filed with the SEC

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of FORM, or XpresSpa or the solicitation of any vote or approval. In connection with the proposed transaction, FORM will file with the SEC a Registration Statement on Form S-4 containing a proxy statement/prospectus. The proxy statement/prospectus will contain important information about FORM, XpresSpa, the transaction and related matters. FORM will mail or otherwise deliver the proxy statement/prospectus to its stockholders and the stockholders of XpresSpa when it becomes available. Investors and security holders of FORM and XpresSpa are urged to read carefully the proxy statement/prospectus relating to the Merger (including any amendments or supplements thereto) in its entirety when it is available, because it will contain important information about the proposed transaction.

Investors and security holders of FORM will be able to obtain free copies of the proxy statement/prospectus for the proposed Merger (when it is available) and other documents filed with the SEC by FORM through the website maintained by the SEC at www.sec.gov.

FORM and XpresSpa, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement between FORM and XpresSpa. Information regarding FORM's directors and executive officers is contained in FORM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on March 10, 2016. Information regarding XpresSpa’s directors and officers and a more complete description of the interests of XpresSpa's directors and officers in the proposed transaction will be available in the proxy statement/prospectus that will be filed by FORM with the SEC in connection with the proposed transaction.

Cautionary Note Regarding Forward-Looking Statements

Statements in this report regarding the proposed transaction between FORM, Merger Sub and XpresSpa; the expected timetable for completing the transaction; the potential value created by the proposed Merger for FORM's and XpresSpa’s stockholders; the potential of FORM’s business after completion of the Merger; the continued listing of FORM's securities on the Nasdaq Capital Market; market acceptance of FORM products; the collective ability to protect intellectual property rights; competition from other providers and products; FORM’s management and board of directors after completion of the Merger; and any other statements about FORM's or XpresSpa’s management teams' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the risk that FORM and XpresSpa may not be able to complete the proposed transaction; the inability to realize the potential value created by the proposed Merger for FORM's and XpresSpa's equity holders; the inability to raise capital to fund operations and business plan; FORM's inability to maintain the listing of its securities on the Nasdaq Capital Market after completion of the Merger; and other risks and uncertainties. Investors and stockholders are also urged to read the risk factors set forth in the proxy statement/prospectus carefully when they are available.

In addition, the statements in this report reflect FORM’s expectations and beliefs as of the date of this release. We anticipate that subsequent events and developments will cause FORM’s expectations and beliefs to change. However, while we may elect to update these forward-looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing FORM’s views as of any date after the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FORM HOLDINGS CORP.

Dated: September 9, 2016	By:	/s/ Andrew D. Perlman
		Name:	Andrew D. Perlman
		Title:	Chief Executive Officer

EXHIBIT INDEX

2.1	Amendment No. 1 to Agreement and Plan of Merger by and among FORM Holdings Corp., FHXMS, LLC, XpresSpa Holdings, LLC and Mistral XH Representative, LLC, as representative of the unitholders, dated September 8, 2016.